SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                     FORM 10-C

Report by Issuer of Securities Quoted on the NASDAQ Interdealer Quotation System, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

                                     CPAC, Inc
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                   (Exact Name of Issuer as Described in Charter)


                   2364 Leicester Road, Leicester, New York 14481
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                      (Address of Principal Executive Offices)


                                   (716) 382-3223
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                  (Issuer's Telephone Number including Area Code)


I. Change in Number of Shares Outstanding (Indicate any change (increase or decrease ) of five percent or more in the number of shares outstanding):

    1.   Title of Security             $.01 Par Value Common Stock
                           ---------------------------------------------------

    2.   Number of Shares outstanding before the Change      5,841,114
                                                        ---------------------

    3.   Number of Shares outstanding after the Change       5,209,114
                                                       ----------------------

    4.   Effective date of Change           November 2, 1995
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    5.   Method of Change                 Rescission of Shares
                          ---------------------------------------------------


         Give brief description of transaction:  Rescission of 632,000 Common
                                                 -----------------------------

         Shares from an Accredited Investor
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II. Change in Name of Issuer

    1.   Name prior to change                      N/A
                              ------------------------------------------------

    2.   Name after change                         N/A
                           ---------------------------------------------------

    3.   Effective date of charter amendment changing name      N/A
                                                           ------------------

    4.   Date of shareholder approval of change, if required    N/A
                                                             ----------------



   November 7, 1995                                   /s/ Thomas J. Weldgen
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       (Date)                                          Thomas J. Weldgen
                                                   Chief Financial Officer